

December 20, 2013

Via E-mail:
Andrey Zasoryn
President, Secretary, Treasurer and Director
Spacepath, Inc.
7 Mayakovskogo Street
Birobidjan, Russia, 679016

> **Re:** **Spacepath, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 12, 2013**
> **File No. 333-191545**

Dear Mr. Zasoryn:

We have reviewed the amendment to your registration statement and have the following comments.

General

1. We note your response to comment 1 in our letter dated October 29, 2013. We continue to believe that you are a shell company, as that term is defined under our rules. Note that the definition of a shell company in Rule 405 of Regulation C under the Securities Act does not turn on a company's pursuit of a business plan, but rather on the nature and size of a company's operations and assets. Since it appears from your disclosure that you have only nominal operations and assets consisting solely of cash, revise disclosure throughout the registration statement to indicate that you are a shell company. Additionally, disclose the consequences of your shell company status, including the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. Disclose your shell company status on the outside front cover page and provide risk factor disclosure, as appropriate.

Prospectus Summary, page 6

Corporate Background and Business Overview, page 6

2. We note your response to comment 6 in our letter dated October 29, 2013. Although you have changed your telephone number on the cover page, the phone number from your initial registration statement, 503-660-3174, remains in this section. Please revise the telephone number provided here to conform to the one listed on your cover page.

Additionally, please indicate how Mr. Zasoryn, a resident of Russia, can be reached by a telephone number with a Nevada area code.

Summary of Financial Information, page 8

3. Please include a prominent note in this section clearly stating that although your statement of operations reports net income, it does not reflect any compensation for your sole employee, as well as certain other expenses that will be incurred going forward.

Risks Relating to Our Business, page 9

We intend to become subject to the periodic reporting requirements…, page 14

4. We note your disclosure that the costs charged by independent public accountants and legal counsel for their services in preparing the reports cannot be accurately predicted appears inconsistent with disclosure on page 19 that you anticipate these costs over the next 12 months will be $8,900. Please reconcile the disclosures.

Management's Discussion and Analysis and Plan of Operation, page 20

Revenue and Results of Operation, page 22

5. We note the first sentence states that you have "*not* generated $29,225 in revenues" [emphasis added], while other parts of your registration statement indicate that you have generated revenue. Please revise this inconsistency.

6. Please expand your discussion and analysis for how your revenue was generated to provide investors with a full understanding of all the material factors impacting this line item. For example, disclose the number of water filtration systems you have sold and the average price the water filtration systems have sold for.   Refer to Item 303(a)(3) of Regulation S-K.

7. Please provide appropriate discussion and analysis of your cost of sales. Refer to Item 303(a)(3) of Regulation S-K.

Expenditures and Plan of Operations for the next 12 months, page 23

8. We note your response to comment 22 in our letter dated October 29, 2013, however, the data here is still inconsistent with the date under the "Use of Proceeds" section on page 17. Please revise the chart to correct the inconsistency.

Significant Accounting Policies, page 24

9. Please amend to disclose your accounting policy for the recognition of revenue, addressing each of the four criteria in SAB Topic 13. Describe the customers you sold products to and summarize the key terms and conditions of the sales. Describe how the products were delivered to the customers. Tell us whether any of the customers were related parties.

Description of Business, page 25

In General, page 25

10. We note your response to comment 25 in our letter dated October 29, 2013. Please furnish supplemental support for your disclosure that your intended mark ups are in the middle range of your competition.

11. We note that you have had revenues of $29,225 and cost of sales of $17,002, which indicates that you have been able to sell your products at a mark up of 71.9%, which is considerably higher than the 10% to 20% you have disclosed as your goal throughout the registration statement. Please discuss the factors that have allowed you to sell your water filtration systems at this considerably higher mark up and whether or not this is sustainable. If you do not think this current trend is sustainable, please discuss why. Refer to Item 303(a)(3) of Regulation S-K.

Product Overview or History of Water Filtration Systems / Types of Filters, page 26

12. We note your response to comment 26 in our letter dated October 29, 2013. Rather than tailoring your description to the specifics of your actual business, you instead combined two sentences without adding any substance [first sentence beginning with "The first modern mechanical…"] and lifted disclosure verbatim from two additional websites: http://www.thewaterexchange.net/water-filters.htm and http://www.allaboutwater.org/filtration.html. We remind you again of the importance of providing investors with information specific to your actual business so that investors can better understand material information about your company. Refer to Item 101 of Regulation S-K.

Potential Customers, page 27

13. We note that you have had revenues in the past two months. Please disclose what type of customers you have sold the water filtration systems to in this period and how you have delivered the water filtration system to your customers. If any of these customers is responsible for at least 10% of your revenue, please disclose who the customer is. Refer to Item 101(c) of Regulation S-K.

You may contact Terence O'Brien, Accounting Branch Chief at 202-551-3350 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Law Clerk at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Frederick C. Bauman
        Bauman & Associates Law Firm